FORM 8-A/1


                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                PURSUANT TO SECTION 12(b) OR (g) OF THE

                    SECURITIES EXCHANGE ACT OF 1934

                       HOST AMERICA CORPORATION
        (Exact name of registrant as specified in its charter)


      DELAWARE                                            06-1168423
(State of incorporation                                (I.R.S. Employer
   or organization                                    Identification No.)


                       HOST AMERICA CORPORATION
                             TWO BROADWAY
                       HAMDEN, CONNECTICUT 06518
               (Address of principal executive offices)



    Securities to be registered pursuant to Section 12(b) of the Act:

                      Common Stock, $.001 par value
                      -----------------------------
                            (Title of Class)


                     Common Stock Purchase Warrants
                     ------------------------------
                            (Title of Class)



 Securities to be registered pursuant to Section 12(g) of the Act: NONE




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     COMMON STOCK


     All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefore and to share ratably in the net assets of the Company upon liquidation. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Common Stock. There are currently 130,000 shares of Common Stock outstanding owned by approximately 160 persons and/or entities. Immediately after the Registrant's proposed public offering (before exercise of the underwriter's over-allotment option), there will be 1,130,000 shares of Common Stock outstanding that is part of Registration Statement No. 333-50673.


     Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. Since the Common Stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so.

     WARRANTS


     Each Warrant entitles the holder thereof to purchase, at any time for a period of five years from the effective date of the definitive Prospectus ("Effective Date") that is a part of the Registrant's Registration Statement No. 333-50673, one share of Common Stock at a price of $5.50 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below.


     The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Warrant Agent, with the subscription form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. The Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants five years from the Effective Date. No fractional shares will be issued upon the exercise of the Warrants.

     Commencing after the Effective Date, the Warrants are subject to redemption by the Company at $0.25 per Warrant on 30 days' written notice if the closing bid or trading price of the Company's Common Stock, as applicable, over 30 consecutive days ending within 10 days of the notice of redemption averages at least $10.00. The Company is required to maintain an effective registration statement with respect to the Common Stock underlying the Warrants at the time of redemption of the Warrants. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. Redemption of the Warrants could force Warrant holders either to (i) exercise the Warrants and pay the exercise price thereof at a time when it may be less advantageous economically to do so, or (ii) accept the redemption price in consideration for cancellation of the Warrant, which could be substantially less than the market value thereof at the time of redemption redeemed without consent. Prior to the first anniversary of the Effective Date, the Warrants will not be redeemable by the Company without the written consent of Barron Chase Securities, Inc. (the "Underwriter").

     The exercise price of the Warrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the Securities offered hereby.

     The Company has authorized and reserved for issuance a sufficient number of shares of Common Stock to accommodate the exercise of all Warrants to be issued in this offering. All shares of Common Stock to be issued upon exercise of the Warrants, if exercised in accordance with their terms, will be validly issued, fully paid and non-assessable.

     The exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of the Common Stock, or sale by the Company of shares of its Common Stock (or other securities convertible into or exercisable for Common Stock) at a price per share or share equivalent below the then-applicable exercise price of the Warrants or then-current market price of the Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation, or sale of all or substantially all of the assets of the Company, in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of that number of shares of Common Stock that would have been issued upon exercise of the Warrant immediately prior to such event. No adjustments will be made until the cumulative adjustments in the exercise price per share amount to $.05 or more. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than stock dividends), if any, paid on the Common Stock or for securities issued pursuant to conversion of 700,000 shares of the Registrant's Series A Preferred Stock currently outstanding or pursuant to the Company's Stock Option Plan or other employee benefit plans of the Company, or upon exercise of the Warrants, the Underwriter's Warrant or any other options or warrants outstanding as of the Effective Date of this Prospectus.

     The Warrants are in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time prior to their expiration date five years from the Effective Date of this Prospectus, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify for sale in particular states the Common Stock underlying the Warrants, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire.

     The Warrants do not confer upon holders any voting or any other rights as shareholders of the Company.

ITEM 2.  EXHIBITS.

The following documents are filed as exhibits to this registration statement:

EXHIBIT NO.                 DESCRIPTION                       EXHIBIT NO.
-----------                 -----------                       -----------

      3.1      Form of Underwriting Agreement between the          1.1
               Company and Barron Chase Securities, Inc.(1)

      3.2      Form of Selected Dealers Agreement(1)               1.2

      3.3      Form of Underwriter's Warrant Agreement and
               Form of Warrant Certificate(1)                      1.3

      4.1      Certificate of Incorporation dated July 31, 1986    3.1
               and Amendments thereto(1)

      4.2      Bylaws(1)                                           3.2

      5.1      Form of Specimen Common Stock Certificate(1)        3.3

      5.2      Form of Specimen Warrant Certificate(1)             3.4

      5.3      Warrant Agreement between the Company and           4.0
               American Securities Stock Transfer, Inc.(1)

________________
(1) Incorporated by Reference to the Exhibit to the Registrant's
    Registration Statement on Form SB-2 (File #333-50673).



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                               SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   HOST AMERICA CORPORATION



Date: July 16, 1998                By:/s/ GEOFFREY W. RAMSEY
                                     --------------------------------
                                      Geoffrey W. Ramsey
                                      President and Chief Executive Officer